UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32636 / May 16, 2017

In the Matter of

HOMESTEAD FUNDS, INC.
RE ADVISERS CORPORATION

4301 Wilson Boulevard
Arlington, VA 22203

(File No. 812-14664)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Homestead Funds, Inc. and RE Advisers Corporation filed an application on June 21, 2016, and
an amendment to the application on November 1, 2016, requesting an order under section 6(c) of
the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the
Act and rule 18f-2 under the Act. The order would permit applicants to enter into and materially
amend subadvisory agreements without shareholder approval.

On April 19, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32602). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Homestead Funds, Inc. and RE Advisers Corporation (File No. 812-14664) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary